July 16, 2009

VIA EDGAR

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street, NE
Washington, D.C.  20549

Re:	Voyager Learning CO Form 10-K for the year ended December 31, 2008 Filed March 5, 2009 File No. 1-07680

Dear Ms. Cvrkel:

Voyager Learning Company (the “Company”) is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff”) dated June 29, 2009 (the “Comment Letter”) relating to the above-referenced Form 10-K for the year ended December 31, 2008 filed on March 5, 2009 (the “2008 Form 10-K”). For your convenience, we have included the Staff’s comments, followed by the Company’s response. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Part I, page 2

Item IA.  Risk Factors, page 12

1.	We note your disclosure in the second paragraph that the risk factors are as of the date of the annual report on Form 10-K and are not necessarily risk factors as of the December 2008 financial statements. We also note your disclosure in the third paragraph that there may be additional risk factors other than as set forth in your Annual Report on Form 10-K. In future filings, please remove these impermissible limitations on the scope of your risk factors or revise to clarify that you have discussed all known material risks.

Response: We undertake, in future filings, to exclude the impermissible limitations noted on the scope of our risk factors that were included in the 2008 Form 10-K.

Critical Accounting Policies, page 27

2.	We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section of the notes to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, goodwill and asset impairments are both critical to the company, materially different results could occur under different conditions or assumptions especially in light of the negative industry outlook. We note that you indicate on page 31 that adverse developments in the education funding environment, including the reductions in Reading First funding that occurred in 2008 and reductions in available state and local funds as property taxes decline, have impacted your operations during the current year and may continue to have and potentially increase the impact on our future sales, profits, cash flows and carrying value of assets. In this regard, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment analysis and cash flow projections. We suggest using a sensitivity analysis for material estimates and assumptions which are and have been affected by the worsening and prolonged adverse developments in the overall education funding environment. Your revised disclosure should describe assumptions that involve improvements over present levels of income such as: (a) the minimum annualized rate by which sales, gross profit, net income, and cash flows are expected to increase/decrease in order for projected cash flows to materialize; (b) the reasons for these expected increases/decreases; and (c) any other matters or assumptions which were relevant to your analysis of potential impairments. Please provide us with your revised disclosures in your next response to us.

Response: Here is our revised disclosure for the 2008 Form 10-K. In future filings, we will include substantially the following disclosure, to be updated as appropriate:

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the U.S., which require management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates including those related to accounting for revenue recognition, impairment, capitalization and depreciation, allowances for doubtful accounts and sales returns, inventory reserves, income taxes, and other contingencies. We base our estimates on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily available from other sources. Actual results may differ from these estimates, which could have a material impact on our financial statements.

Certain accounting policies require higher degrees of judgment than others in their application. We consider the following to be critical accounting policies due to the judgment involved in each. For a detailed discussion of our significant accounting policies, see Note 1 to our Consolidated Financial Statements included herein.

Revenue Recognition. We account for our revenues under Staff Accounting Bulletin No. 104, "Revenue Recognition” (“SAB No. 104”). Revenues are derived from sales of reading, math and science, and professional development solutions to school districts primarily in the U.S. Sales include printed materials and often online access to educational materials for individual students, teachers, and classrooms. Revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer. Revenue for product support, implementation services, and online subscriptions is recognized over the period services are delivered. The division of revenue between shipped materials, online materials, and ongoing support and services is determined in accordance with Emerging Issues Task Force 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Revenue for our professional development courses, which includes an internet delivery component, is recognized over the contractual delivery period, typically nine to twelve months. Revenue for the online content sold separately or included with our curriculum materials is recognized ratably over the subscription period, typically a school year. Shipments to school book depositories are on consignment and revenue is recognized based on shipments from the depositories to the schools.

ExploreLearning and Learning A-Z derive revenue exclusively from sales of online subscriptions to their reading, math and science teaching websites. Typically, the subscriptions are for a twelve month period and the revenue is recognized ratably over the period the online access is available to the customer.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Discontinued Operations. We sold PQBS on November 28, 2006. We sold PQIL on February 9, 2007. Accordingly, the operating results of these businesses have been segregated from our continuing operations and are separately reported as discontinued operations. Interest on consolidated debt that was repaid as a result of the PQBS and PQIL disposal transactions has been allocated between discontinued operations and continuing operations.

Impairment of Long Lived Assets. We review the carrying value of long lived assets for impairment whenever events or changes in circumstances indicate net book value may not be recoverable from the estimated undiscounted future cash flows, which is based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). If our review indicates any assets are impaired, the impairment of those assets is measured as the amount by which the carrying amount exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal. For fiscal year 2008, no impairment was indicated.

The determination whether our definite-lived intangible assets are impaired involves significant assumptions and estimates, including projections of future cash flows, the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, and royalty charges attributable to our trademarks. The impairment calculations are most sensitive to the future cash flow assumptions. Future cash flow projections are based on management’s best estimates of economic and market conditions over the projected period including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, and capital and other expenditures. Adverse developments in the education funding environment, including the reductions in Reading First funding that occurred in 2008 and reductions in available state and local funds as property taxes decline, have affected our operations during 2008 and may continue to have an impact, and potentially increase the impact, on our future sales, profits, cash flows and carrying value of assets. We performed a sensitivity analysis on the projected cash flows and determined that a 10% decrease in projected cash flows would not affect our conclusion that no impairment was indicated for our definite-lived intangible assets.

Impairment of Goodwill. We review the carrying value of goodwill for impairment at least annually based on the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). The annual analysis is performed during the fourth fiscal quarter or when certain triggering events occur. The impairment test requires us to compare the fair value of each reporting unit to its carrying value.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

In the first step of the impairment test under SFAS No. 142, the fair market value of our single reporting unit is determined using an income approach and is dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections are based on management’s best estimates of economic and market conditions over the projected period including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows is a weighted-average cost of capital and takes into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. The first step of impairment testing for fiscal 2008 showed that the carrying value of our single reporting unit exceeded its fair value; therefore, a second step of testing was required under SFAS No. 142.

The second step of the goodwill impairment analysis requires the allocation of the fair value of the reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. The fair values included in the second step of the goodwill impairment analysis are dependent on multiple assumptions and estimates, including the projected cash flows and discount rate used for the first step of the analysis, as well as the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, royalty charges attributable to our trademarks, normal profit margins applicable to our deferred revenues, and other assumptions used in determining the fair value of assets and liabilities in a hypothetical purchase accounting allocation. As a result of the second step of our 2008 impairment test, the goodwill balance for the reporting unit as of the measurement date was determined to be partially impaired, and an impairment charge of $43.1 million was recorded.

The adverse developments in the education funding environment that affected our operations during fiscal year 2008 may continue to have an impact, and potentially increase the impact, on our future sales, profits, cash flows and carrying value of assets. Although management has included its best estimates of the impact of these and other factors in our cash flow projections, the projection of future cash flows is inherently uncertain and requires a significant amount of judgment. Actual results that are significantly different than these cash flow projections or a change in the discount rate could significantly affect the fair value estimates used to value our reporting unit in step one of the goodwill analysis or the fair values of our other asset and liability balances used in step two of the goodwill analysis, and could result in future goodwill impairments.

Developed Curriculum. We capitalize certain pre-publication costs of our curriculum including art, prepress, editorial, and other costs incurred in the creation of the master copy of our curriculum products. Curriculum development costs are amortized over the expected life of the education program, generally on a straight-line basis over a period of three to five years. We periodically review the recoverability of the capitalized costs based on expected net realizable value.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Accounts Receivable. Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. These allowances are based on a review of the outstanding balances and historical collection experience. The reserve for sales returns is based on historical rates of returns as well as other factors that in our judgment could reasonably be expected to cause sales returns to differ from historical experience. Actual returns could differ from our estimates.

Inventory. Inventory costs include material only. Inventory is stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market. We estimate a reserve to reduce slow-moving or obsolete inventory to net realizable value. The inventory reserve is maintained at an amount that management considers appropriate based on factors such as the inventory aging, historical usage of the product, future sales forecasts, and product development plans. These factors involve management’s judgment and changes in estimates could result in increases or decreases to the inventory reserves. Inventory reserves are reviewed on a periodic basis and required adjustments, if any, are made.

Income Taxes. Provision is made for the expense, or benefit, associated with taxes based on income. The provision for income taxes is based on laws currently enacted in every jurisdiction in which we do business and considers laws mitigating the taxation of the same income by more than one jurisdiction. Significant judgment is required in determining income tax expense, current tax receivables and payables, deferred tax assets and liabilities, and valuation allowance recorded against the net deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations, and tax planning strategies in assessing whether deferred tax assets will be realized in future periods. If, after consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized, a valuation allowance is established. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

We recognize liabilities for uncertain tax positions based on the two-step process prescribed by FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). The first step is to evaluate the tax position for recognition by determining if available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate these amounts, since this requires us to determine the probability of various possible outcomes. We reevaluate our uncertain tax positions on a periodic basis, based on factors such as changes in facts and circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Other Contingencies. Other contingencies are recorded when it is probable that a liability exists and the value can be reasonably estimated.

3.	Further, we note that you recognized goodwill impairment charges for each of the past three fiscal years. We also note that you indicate that adverse developments in the education funding environment, including the reductions in Reading First funding and reductions in available state and local funds as property taxes decline, have significantly decreased the funding available to schools to purchase your products and services, and have impacted your operations and may continue to have and potentially increase the impact on our future sales, profits, cash flows and carrying value of assets. Further, we note the market capitalization of your company is considerably lower than stockholder’s equity, and that a significant portion of your assets are comprised of goodwill and acquired intangible assets. In light of such factors, it appears that conditions exist that may be indicative of further impairment(s) to goodwill and intangible assets. In this regard, we believe, as long as such factors exist, updated impairment analysis of goodwill and intangible assets should be performed on an interim (e.g. quarterly) basis to determine whether additional impairment(s) of goodwill and intangible assets should be recognized. Further, MD&A should be revised to clearly disclose the results and conclusions of your interim impairment testing including any changes in the significant assumptions and estimates used to assist with providing a reader with a better understanding [of] the Company’s financial condition and operating performance. Please confirm your understanding of this matter and that you will comply with our comment in future filings.

Response: We confirm that, while these factors continue to exist, we will perform impairment analysis of goodwill and intangible assets on a quarterly basis to determine whether additional impairment(s) of goodwill and intangible assets should be recognized. We further undertake to disclose, in future filings, the results and conclusions of our interim impairment testing, including any changes in the significant assumptions and estimates used in testing for impairment.

Part III, page 106

Base Salary, page 111

4.	We note your disclosure in the second sentence under this heading that the company historically compared base salary, as well as other compensation elements, against base salary for comparable positions as a guideline for annual salary adjustments. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Response: Benchmarking was not material to our compensation policies and compensation decisions in 2008.  In the future, if benchmarking is used as a material component in determining our compensation policies and making decisions about executive compensation, we will include a list of the companies used in our benchmark comparison and discuss the degree to which our Compensation Committee considered types and level of executive compensation paid at these comparable companies in making decisions about compensation for our executive officers.

Annual Incentive Compensation and Bonuses, page 111

5.	We note your disclosure that for 2008, the Compensation Committee established opportunities to earn short-term incentive compensation based on sales and earnings before interest, taxes, depreciation and amortization. We also note your disclosure that Mr. Campbell’s 2008 bonus was based on an achievement of revenue and earnings before interest, taxes, depreciation and amortization targets. In future filings, please confirm that you will disclose any targets and provide qualitative and quantitative disclosure regarding the determination of the targets and the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response: As indicated in the Compensation Discussion and Analysis, the general incentive program was not material to the Company’s compensation policy and decisions for the Company’s named executive officers in 2008. The majority of Mr. Campbell’s incentive was guaranteed and a discretionary bonus was determined after considering the amount generated by the formulistic program to arrive at an aggregate bonus number that the Compensation Committee considered appropriate for Mr. Campbell’s performance in a difficult year. Provided incentive programs are material to the Company’s compensation policies and decisions for a year and such information is not otherwise excludable under Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose incentive targets and provide qualitative and quantitative disclosure regarding the determination of the targets and the targets actually reached.

Ownership Information of Officers and Executive Officers, page 132

6.	We note your disclosure that the table sets forth information with respect to beneficial ownership as of March 1, 2009. We were unable to locate information for Messrs. Almond, Asai or Campbell. In future filings, please confirm that you will provide beneficial ownership information for each of your named executive officers, as defined in Item 402(a)(3) of Regulation S-K, as of the latest practicable date. Such disclosure should include information for named executive officers who served as such during any part of the fiscal year with respect to which information is required.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Response: As of March 1, 2009, neither Mr. Almond nor Mr. Asai was the beneficial owner of any Company securities. Mr. Campbell’s beneficial ownership of 3,256 shares of Company common stock and options to purchase 9,000 shares of Company common stock was inadvertently omitted from the table. In future filings, we undertake to provide beneficial ownership information for each of the Company’s named executive officers, as of the latest practicable date, even if the named executive officer owns no Company securities.

Related Party Transactions, page 134

7.	Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K concerning your policies and procedures for the review, approval, or ratification of any related party transaction in the body of your Form 10-K in future filings.

Response: In future filings, we undertake to provide a description of our written related persons transactions policy in the body of the Company’s annual report on Form 10-K or definitive proxy statement on Schedule 14A incorporated by reference therein.

Director Independence, page 134

8.	We note your disclosure that the board had determined that certain directors are independent under the requirements of the company’s independence standards. In future filings, please confirm that the company will disclose whether its independence policies are available to security holders on the company’s web site and provide the web site address. Alternatively, confirm that you will include a copy of your independence policies in an appendix to your proxy statement or information statement that is provided to security holders at least once every three fiscal years. Refer to Item 407(a) of Regulation S-K.

Response: In the 2008 Form 10-K, we noted under the heading “RELATED PARTY TRANSACTIONS” that “The independence standards used by the Company . . . can be found on the Company’s website at www.voyagercompany.com.” To assist stockholders in locating this information, in future filings we will move this disclosure under the heading “Director Independence.”

Item 14. Principal Accounting Fees and Services, page 134

9.	In future filings, please confirm that you will furnish the information required by Item 9(e) of Schedule 14A for the last two fiscal years. Also, please confirm that you will disclose “audit fees” and “audit-related fees” under separate captions and provide information about tax fees and all other fees.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Response: For fiscal year 2008, fees to our independent registered public accounting firm, Whitley Penn LLP, consisted of “audit fees” only. We confirm that, in future filings, we will disclose, as applicable, all four categories of fees, including descriptions of the nature of services rendered for each category, for each of the two preceding fiscal years as required by Item 9(e) of Schedule 14A.

10.	Please confirm to us that you had no tax fees or other fees for each of the last two fiscal years. In this regard, we note your disclosure in the last paragraph on page 135 that the company’s independent registered public accounting firm provided non-audit services to the company during its most recent fiscal year. Please advise.

Response: We confirm that our independent registered public accounting firm, Whitley Penn LLP, was not paid any tax or other non-audit fees for fiscal years 2007 or 2008. The last paragraph on page 135 of the 2008 Form 10-K is not applicable and was inadvertently included. We will ensure that non-audit services, if applicable, are appropriately disclosed in future filings, and that our disclosures regarding pre-approval of services by the independent registered public accounting firm are consistent with the services provided.

Part IV, page 136

Item 15. Exhibits and Financial Statement Schedules, page 136

11.	Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits. For instance, we note that you have incorporated by reference Exhibits 4.8 and 4.10. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement. Please re-file these exhibits to include the entire agreement, including all exhibits and schedules.

Response: We have undertaken an internal review of all of the agreements that were filed as exhibits to the 2008 Form 10-K and have determined that none of the Item 4 exhibits and approximately forty of the Item 10 exhibits were not material to the Company as of December 31, 2008 and were not otherwise required to be filed under Item 601 of Regulation S-K. We will file all agreements required to be filed under Item 601 as of December 31, 2008, including all statements, schedules and exhibits thereto, to the extent any of these agreements was previously filed without the attachments, schedules and exhibits, with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009.

Signatures, page 150

12.	Please have your controller or principal accounting officer sign your filing. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Response: Ms. Barbara Benson was appointed corporate controller and principal accounting officer on February 25, 2009. In the future, the Company’s principal accounting officer will sign the Company’s annual reports on Form 10-K in that capacity.

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

Other

13.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: As requested, Voyager Learning Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com

Ms. Linda Cvrkel
July 16, 2009

If you have any further comments or questions regarding this letter, please contact the undersigned at (734) 646-8417.

Very truly yours,

/s/ Richard J. Surratt

Richard J. Surratt
Chief Executive Officer

cc (w/o enc.):	Securities and Exchange Commission Division of Corporation Finance (Effie Simpson, Jean Yu) Voyager Learning Company (Bradley C. Almond, Todd W. Buchardt) Perkins Coie LLP (John R. Thomas)

One Hickory Centre • 1800 Valley View Lane • Suite 400 • Dallas, TX 75234
www.voyagerlearning.com